Exhibit 12.1

GRIFFON CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Fiscal Year Ended September 30,										Three Months Ended December 31,
	2004		2005		2006		2007		2008		2008
Ratio of Earnings to Fixed Charges:
Earnings:
Pre-tax income from continuing operations	$92,938		$70,924		$69,145		$41,436		$4,382		$6,508
Add:
Fixed charges	17,297		19,815		22,519		25,120		24,524		5,387
Amortization of capitalized interest	709		720		723		737		786		203
Less:
Interest capitalized	—		—		—		(454)		(511)		(69)
Preference security dividend requirement	—		—		—		—		—		—
Minority interest in pre-tax income of subsidiaries that haven’t incurred fixed charges	(19,259)		(6,550)		—		—		—		—
Total earnings	$91,685		$84,909		$92,387		$66,839		$29,181		$12,029

Fixed charges:
Interest expense	$8,066		$8,266		$10,492		$12,508		$11,532		$2,796
Interest capitalized	—		—		—		454		511		69
Amortization of capitalized expenses related to indebtedness	1,006		1,559		1,604		1,635		1,692		440
Estimate of the interest within rent expense	8,225		9,990		10,423		10,523		10,789		2,082
Preference security dividend requirements	—		—		—		—		—		—
Total fixed charges	$17,297		$19,815		$22,519		$25,120		$24,524		$5,387

Ratio of Earnings to Fixed Charges	5.3	x	4.3	x	4.1	x	2.7	x	1.2	x	2.2	x